SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 25)*

PURPLE INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74640Y 106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

with a copy to:

Debevoise & Plimpton LLP

Attention: William D. Regner, Esq.

66 Hudson Boulevard

New York, NY 10001

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

CUSIP No. 74640Y 106	13D/A	Page 2 of 11

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 40,854,130
	9.	Sole dispositive power 0
	10.	Shared dispositive power 40,854,130

11.	Aggregate amount beneficially owned by each reporting person 40,854,130
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 44.7%
14.	Type of reporting person (see instructions) IA

CUSIP No. 74640Y 106	13D/A	Page 3 of 11

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 33,475,078
	9.	Sole dispositive power 0
	10.	Shared dispositive power 33,475,078

11.	Aggregate amount beneficially owned by each reporting person 33,475,078
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 36.6%
14.	Type of reporting person (see instructions) OO

CUSIP No. 74640Y 106	13D/A	Page 4 of 11

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 30,341,629
	9.	Sole dispositive power 0
	10.	Shared dispositive power 30,341,629

11.	Aggregate amount beneficially owned by each reporting person 30,341,629
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 33.2%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 5 of 11

1.	Names of reporting persons. Coliseum Capital Co-Invest III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,133,449
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,133,449

11.	Aggregate amount beneficially owned by each reporting person 3,133,449
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 3.4%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 6 of 11

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 40,854,130
	9.	Sole dispositive power 0
	10.	Shared dispositive power 40,854,130

11.	Aggregate amount beneficially owned by each reporting person 40,854,130
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 44.7%
14.	Type of reporting person (see instructions) IN

CUSIP No. 74640Y 106	13D/A	Page 7 of 11

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 40,854,130
	9.	Sole dispositive power 0
	10.	Shared dispositive power 40,854,130

11.	Aggregate amount beneficially owned by each reporting person 40,854,130
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 44.7%
14.	Type of reporting person (see instructions) IN

CUSIP No. 74640Y 106	13D/A	Page 8 of 11

Explanatory Note: This Amendment No. 25 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 12, 2018 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on May 23, 2018, Amendment No. 2 to the Initial 13D filed on June 12, 2018, Amendment No. 3 to the Initial 13D filed on March 1, 2019, Amendment No. 4 to the Initial 13D filed on November 19, 2019, Amendment No. 5 to the Initial 13D filed on May 22, 2020, Amendment No. 6 to the Initial 13D filed on July 8, 2020, Amendment No. 7 to the Initial 13D filed on August 24, 2020, Amendment No. 8 to the Initial 13D filed on September 14, 2020, Amendment No. 9 to the Initial 13D filed on November 23, 2020, Amendment No. 10 to the Initial 13D filed on November 24, 2020, Amendment No. 11 to the Initial 13D filed on March 9, 2021, Amendment No. 12 to the Initial 13D filed on May 25, 2021, Amendment No. 13 to the Initial 13D filed on December 20, 2021, Amendment No. 14 to the Initial 13D filed on December 22, 2021, Amendment No. 15 to the Initial 13D filed on December 29, 2021, Amendment No. 16 to the Initial 13D filed on March 7, 2022, Amendment No. 17 to the Initial 13D filed on March 8, 2022, Amendment No. 18 to the Initial 13D filed on March 29, 2022, Amendment No. 19 to the Initial 13D filed on May 16, 2022, Amendment No. 20 to the Initial 13D filed on May 18, 2022, Amendment No. 21 to the Initial 13D filed on May 20, 2022, Amendment No. 22 to the Initial 13D filed on May 24, 2022, Amendment No. 23 to the Initial 13D filed on September 19, 2022, and Amendment No. 24 to the Initial 13D filed on January 17, 2023, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership (“CCC III”);

Adam Gray (“Gray”), a director of Purple Innovation, Inc. (the “Issuer”); and

Christopher Shackelton (“Shackelton”).

The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Initial 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On February 13, 2023, CCP submitted a notice to the Issuer of its intention to nominate the following persons (collectively, the “Coliseum Nominees”) to the board of directors of the Issuer (the “Board”) at the 2023 annual meeting of the stockholders of the Issuer (the “2023 Annual Meeting”): Seth “Hoby” Darling, Adam Gray, R. Carter Pate, Erika Serow, and Robert DeVincenzi. CCP and the Reporting Persons currently intend to recommend that the stockholders of the Issuer vote in support of re-electing Robert DeMartini, the Issuer’s Chief Executive Officer (“DeMartini”), as a director of the Board at the 2023 Annual Meeting. If for any reason DeMartini is not re-elected as a director of the Board at the 2023 Annual Meeting, CCP and the Reporting Persons intend to recommend to the Board that he be appointed as a director.

In addition, on February 13, 2023, CCP issued a press release (the “CCP Press Release”) announcing, among other things, its nomination of the Coliseum Nominees, and confirming that it is no longer pursuing its September 2022 proposal to acquire the remaining shares of the Common Stock not owned by certain investment funds and vehicles affiliated with or managed by CCM (collectively, “Coliseum”). The foregoing description of the CCP Press Release does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such document, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 8, 2023, the Issuer priced an underwritten public offering of 13,400,000 shares of Class A common stock (the “Class A Stock”) of the Issuer, par value $0.0001 (the “Public Offering”). CCP and the Separate Account expect to purchase an aggregate of 5,960,320 shares of Class A Stock in the Public Offering. The Public Offering is expected to close on February 13, 2023, subject to customary conditions.

In connection with the Public Offering, Gray entered into a Lock-Up Agreement, dated February 7, 2023 (the “Lock-Up Agreement”), with BMO Capital Markets and KeyBanc Capital Markets Inc., the underwriters for the Public Offering, pursuant to which Gray agreed, subject to specified exceptions, that, until April 9, 2023, he will not, without the prior written consent of the underwriters:

1. directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Class A Stock or any securities convertible into or exercisable or exchangeable for Class A Stock, whether owned on February 7, 2023 or thereafter acquired by Gray or with respect to which Gray has or acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercises any right with respect to the registration of any of the Lock-up Securities, or files or causes to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or

CUSIP No. 74640Y 106	13D/A	Page 9 of 11

2. enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Class A Stock or other securities, in cash or otherwise.

The foregoing description of the Lock-Up Agreement is qualified in its entirety to the Lock-Up Agreement, which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor from time to time (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the securities of the Issuer without affecting its beneficial ownership, in each case, subject to applicable law.

The Reporting Persons intend to review their investment in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, action taken by the Board and management of the Issuer, Coliseum’s investment strategies, liquidity requirements and other portfolio management considerations, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)-(b) The information relating to the beneficial ownership of Class A Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 91,380,166 shares of Class A Stock outstanding as of November 8, 2022, based on information provided by the Issuer’s Quarterly Report on Form 10-Q, as filed on November 9, 2022. When including the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Stock” and, together with the Class A Stock, the “Common Stock”), the Reporting Persons beneficially own 44.5% of the Common Stock.

(c) Item 5 is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 above.

CUSIP No. 74640Y 106	13D/A	Page 10 of 11

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

99.1	Press Release

99.2	Lock-Up Agreement, dated February 7, 2023

CUSIP No. 74640Y 106	13D/A	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2023		COLISEUM CAPITAL CO-INVEST III, L.P.

COLISEUM CAPITAL MANAGEMENT, LLC		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By: Coliseum Capital, LLC, General Partner		By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact
By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact